FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto forTOP Ships Inc. (the "Company"), as of and for the six months ended June 30, 2018.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation ReformAct of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect,""intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•
our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our future operating and financial results;

•	oil and chemical tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to integrate into our fleet any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, potential disruption of shipping routes due to accidents,political events or acts by terrorists;

•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;

•
the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values; and other important factors described from time to time in the reports filed by us with the U.S. Securities and ExchangeCommission.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: October 23, 2018	By:	/s/ Evangelos J. Pistiolis
Name: Evangelos J. Pistiolis
Title: Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND RESULTS OF OPERATIONSFOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2017 and 2018, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information please see our annual report on Form 20-F for the year ended December 31, 2017 filed with the Securities and ExchangeCommission, or the Commission, on March 29, 2018.
This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in the Company'sAnnual Report on Form 20-F filed with the Commission, on March 29, 2018.

Overview

We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2018, our fleet consists of two bareboat chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, three 50,000 dwt product/chemical tankers, the M/T Stenaweco Excellence, the M/T Nord Valiant and the M/T Stenaweco Elegance.We also own 50% interests in two 50,000 dwt product/chemical tankers.
Finally we own five newbuilding vessels as per the below table:

Name	Deadweight	Delivery date	Shipyard
M/T Eco Palm Desert (Hull No 2648)	50,000	September 2018	Hyundai Mipo Vinashin
M/T Eco California (Hull No 8218)	50,000	January 2019	Hyundai Mipo S. Korea
M/T Eco Marina Del Ray (Hull No 8242)	50,000	March 2019	Hyundai Mipo S. Korea
M/T Eco Bel Air (Hull No 874)	159,000	April 2019	Hyundai Samho S. Korea
M/T Eco Beverly Hills (Hull No 875)	159,000	May 2019	Hyundai Samho S. Korea

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Non-US GAAP Measures

This report describes adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a "Non-US GAAP" measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments, and gains/losses on derivative financial instruments.
Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire and vessel impairments,) and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.
This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net Income to Adjusted EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2017	2018

Net income/(loss) and comprehensive income/(loss)	(5,838)	(6,619)

Add: Bareboat charter hire expenses	3,115	3,115
Add: Amortization of prepaid bareboat charter hire	829	828
Add: Vessel depreciation	2,790	3,002
Add: Interest and finance costs	7,457	3,350
Add: Gain on financial instruments	(1,057)	(130)
Less: Interest income	-	(98)
Adjusted EBITDA	7,296	3,448

A.	Operating Results
For additional information please see our annual report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission, or the Commission, on March 29, 2018, "Item 5. Operating and Financial Review and Prospects".

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDEDJUNE 30, 2017 AND 2018

The following table depicts changes in the results of operations for the six months ended June 30, 2018 compared to the six months ended June 30, 2017.

	Six Month Period Ended June 30,		Change
	2017	2018	June 30, 2017 vs June 30, 2018
	($ in thousands)		$	%
Voyage Revenues	18,982	19,683	701	3.7%
Voyage expenses	496	492	(4)	-0.8%
Bareboat charterhire expenses	3,115	3,115	-	0.0%
Amortization of prepaid bareboat charter hire	829	828	(1)	-0.1%
Other vessel operating expenses	6,596	7,135	539	8.2%
Vessel depreciation	2,790	3,002	212	7.6%
Management fees-related parties	3,126	4,254	1,128	36.1%
Other operating gain, net	(914)	-	914	-100.0%
General and administrative expenses	3,502	4,358	856	24.4%
Expenses	19,540	23,184	3,644	18.6%
Operating loss	(558)	(3,501)	(2,943)	527.4%
Interest and finance costs	(7,457)	(3,350)	4,107	-55.1%
Gain on financial instruments	1,057	130	(927)	-87.7%
Debt forgiveness	1,118	-	(1,118)	-100.0%
Other, net	2	-	(2)	-100.0%
Interest Income	-	98	98	-
Total other expenses, net	(5,280)	(3,122)	2,158	-40.9%
Net loss and comprehensive loss	(5,838)	(6,623)	(785)	13.4%
Equity gains in unconsolidated joint ventures	-	4	4	-
Net loss attributable to common shareholders	(5,838)	(6,619)	(781)	13.4%

Period inPeriod Comparison of Operating Results

1.          Management fees—related parties
	Six months ended June 30,		Change
	2017	2018	June 30, 2017 vs June 30, 2018
	($ in thousands)		$ %
Management fees—related parties	3,126	4,254	1,128	36.1%

During the six months ended June 30, 2018,management fees to related parties increased by $1.1 million, or 36%, compared to the six months ended June 30, 2017.This increase was mainly due to an increase of $1.0 million in the cash performance fee we granted to Central Shipping Monaco SAM ("CSM"), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director and a $0.1 million increase in accounting and reporting fees charged by CSM.

2.          General and administrative expenses
General and administrative expenses include executive compensation paid to Central Mare for the provision of our executive officers and a number of administrative staff, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve as our Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer, and other administrative employees. For further information, please see our Annual Report on Form 20-F for the year ended December 31, 2017, "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Central Mare Letter Agreement, Management Agreements, and Other Agreements".

	Six months ended June 30,		Change
	2017	2018	June 30, 2017 vs June 30, 2018
	($ in thousands)		$ %
General and administrative expenses	3,502	4,358	856	24.4%

During the six months ended June 30, 2018,our general and administrative expenses increased by $0.9 million, or 24%, compared to the six months ended June 30, 2017. This increase is mainly attributed to an increase in bonuses of $0.7 million and an increase of$0.3 million in legal and consulting fees and expenses. These increases were offset by a decrease of $0.1 million in other general and administrative expenses.

3.          Interest and finance Costs
	Six months ended June 30,		Change
	2017	2018	June 30, 2017 vs June 30, 2018
	($ in thousands)		$ %
Interest and finance costs	(7,457)	(3,350)	4,107	-55.1%

During the six months ended June 30, 2018,interest and finance costs decreased by $4.1 million, or 55%, compared to the six months ended June 30, 2017.This decrease is mainly attributed to:

a)
A decrease of $3.6 million in amortization of debt discount as in the six months ended June 30, 2017 we amortized $3.7 million of debt discount relating to the convertibility features of the Series C convertible preferred shares, absent in the same period of 2018, in which we only amortized $0.1 million of debt discount relating to the convertibility features of the Family Trading facility(please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2018 – "Note 7 -Debt" included elsewhere in this document).

b)	A decrease of $0.2 million in loan interest expense, mainly due to capitalization of imputed interest of our current vessels under construction.
c)
A decrease of $0.2 million in amortization of finance fees mainly due to the fact that in the six months ended June 30, 2017 we accelerated the amortization of arrangement fees of two of our short term notes due to their prepayment ($0.4 million) absent in the same period of 2018, offset by an increase of $0.2 million in amortization of finance fees of the Amsterdam Trade Bank pre-delivery facility in the six months ended June 30, 2018, absent in the same period of 2017.

d)	A decrease of $0.1million in other financial costs.

4.          (Loss)/Gain on derivative financial instruments
	Six months ended June 30,		Change
	2017	2018	June 30, 2017 vs June 30, 2018
	($ in thousands)		$ %
Gain on derivative financial instruments	1,057	130	(927)	-87.7%

During the six months ended June 30, 2018,fair value gain on derivative financial instruments decreased by $0.9 million, or 88%, compared to the six months ended June 30, 2017,mainly due to the losses we recognized from the valuation of our outstanding warrants issued in connection with our follow-on offering that closed on June 11, 2014, when compared to the gains of the same that we recognized in the six months ended June 30, 2017 (the difference being $2.8 million). These losses were offset by a $1.7 million increase in the gains from the valuation of our interest rate swaps and a $0.2million decrease in realized losses on our interest rate swaps.

Recent Developments
On July 11, 2018, we entered into a credit facility with Alpha Bank for $10.1 million for the pre-delivery financing of M/T Eco Marina Del Ray. This facility can be drawn down in five tranches to finance in full the last five pre-delivery instalments of M/T Eco Marina Del Ray due for payment between July 2018 and February 2019 and is payable at the delivery of the vessel in March 2019.The facility contains restrictions on the subsidiary that owns the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends if the latter would result in an event of default.The facility bears interest at LIBOR plus a margin of 4.25% and a commitment fee of 1% per annum is payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. We drew down $1.7 million under the facility in July 2018, to finance one shipyard installment of M/T Eco Marina Del Ray.

On July 23, 2018, we terminated the Equity distribution agreement we entered into on May 25, 2018.
On September 7, 2018 we took delivery of M/T Eco Palm Desert, a 50,000 dwt newbuilding product/chemical tanker constructed at the Hyundai Mipo Vinashin shipyard.
On September 11, 2018 we obtained non-binding credit committee approval from a major Chinese leasing company for up to $92.5 million via sale and leaseback agreements (the "Financing Agreements") for our Suezmax newbuilding vessels with hull numbers 874 and 875, currently under construction at Hyundai Samho Heavy Industries Co., Ltd. in South Korea. We are currently negotiating the final terms of the Financing Agreements. Under the proposed terms of the Financing Agreements, the vessels will be sold when they are delivered from the shipyard, which is currently planned for April and May of 2019, respectively. The proposed Financing Agreements include pre and post-delivery financing and have a term of seven years. We have continuous options to buy back the vessels after the three year anniversary of each vessel's delivery up until the expiry of the Financing Agreements.
On September 26, 2018 and on October 5, 2018 we received two additional subpoenas from the U.S. Securities and Exchange Commission ("SEC") requesting certain documents and information in connection with the previous subpoena we received on August 1, 2017. We are providing the requested information to the SEC in response to that subpoena. The SEC investigation is ongoing and we continue to cooperate with the SEC in its investigation.
On September 27, 2018, we and Family Trading adopted an amended and restated version of the Amended Family Trading Credit Facility (the "Amended and Restated Family Trading Credit Facility") in order to, among other things, set the repayment date of the facility to December 31, 2019, increase the maximum borrowing capacity of the facility to $20 million, increase the interest rate to 12%, reduce the commitment fee to 2% and increase the arrangement fee to 5%.
B.	Liquidity and Capital Resources

Since our formation, our principal source of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing and, related party short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.
As of June 30, 2018, we had a total indebtedness of $105.9million, which after excluding unamortized financing fees and debt discounts amounts to $112.6million.
As of June 30, 2018, our cash and cash equivalent balances amounted to $7.3 million, held in U.S. Dollar accounts, $6.7 million of which are classified as restricted cash.
Working Capital Requirements and Sources of Capital
As of June 30, 2018, we had a working capital deficit (current assets less current liabilities) of $30.2 million, commitments for operating leases of $6.3 million and commitments for capital expenditures amounting to $46.3 million payable in 2018 and $143.1 million payable by June 30, 2019.
Our operating cash flow for the remainder of 2018 is expected to increase compared to the same period in 2017, as we expect to generate more revenue from employing M/T Eco Palm Desert, due to be delivered from the shipyard in September 2018.
We expect to finance our capital requirements, commitments under operating leases and working capital deficit through the following:
As of June 30, 2018, we had available committed financing of $61.9 million, which increased to $72.1 million in July 2018 when we entered into a senior facility with Alpha Bank for $10.1 million and further increased to $80.5 million in September 2018 when we entered into an amendment of the Amended Family Trading Credit Facility. Out of these $80.5 million, $18.6 million refer to pre-delivery facilities and have to be repaid in the first quarter of 2019. We expect to finance our unfinanced capital commitments with cash on hand, operational cash flow, debt or equity issuances, or a combination thereof and other sources such as funds from the our controlling shareholder and CEO, Mr. Pistiolis, if required. If we are unable to arrange debt or equity financing for our newbuilding vessels, we will sell one or more of our vessels or newbuilding contracts.
Cash Flow Information
Unrestricted cash and cash equivalents were $1.6 million and $0.6 million as of June 30, 2017 and 2018 respectively.
Net Cash from Operating Activities.
Net cash provided by operating activities increased by $1.8 million, during the six months ended June 30, 2018 to a net inflow of $0.6 million, compared to a net outflow of $1.2 million for the six months ended June 30, 2017.
Net Cash from Investing Activities.
Net cash used in investing activities in the six months ended June 30, 2018 was $25.6 million, consisting of $20.6 million cash paid for advances for vessels under construction, $1.2 million for the purchase of 10% of M/T Stenaweco Elegance and$3.8 million cash paid for investments in unconsolidated joint ventures.
Net Cash from Financing Activities.
Net cash provided from financing activities in the six months ended June 30, 2018 was $1.7 million, consisting of $11.8 million of proceeds from short term notes, $9.2 million from the pre-delivery facilities we entered into with Amsterdam Trade Bank,$5.3 million of proceeds from related party debt (Family Trading Facility) and $2.5 million of proceeds from equity offerings.
These inflows were partially offset by $21.4million consideration paid in excess of purchase price over book value of vessels acquired, $5.0 million of scheduled debt repayments,$0.6million payments of financing costs and $0.1 million of equity offering related costs.

TOP SHIPS INC.

F1

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2017 AND JUNE 30, 2018
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2017	2018

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	24,081	584
Trade accounts receivable	621	638
Prepayments and other	428	602
Inventories	645	570
Prepaid bareboat charter hire	1,656	1,656
Deferred charges	341	-
Restricted cash	1,283	1,326
Total current assets	29,055	5,376

FIXED ASSETS:

Advances for vessels under construction (Note 4(a))	6,757	27,763
Vessels, net (Note 4(b))	154,935	151,933
Other fixed assets, net	1,042	982
Total fixed assets	162,734	180,678

OTHER NON CURRENT ASSETS:

Prepaid bareboat charter hire	5,278	4,450
Restricted cash	5,249	5,407
Investments in unconsolidated joint ventures (Note 12)	17,738	21,617
Derivative financial instruments (Note 11)	394	1,760
Total non-current assets	28,659	33,234

Total assets	220,448	219,288

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	9,508	9,126
Short-term debt (Note 7)	10,183	16,294
Due to related parties (Note 5)	120	3,850
Accounts payable	2,799	3,423
Accrued liabilities	1,985	2,386
Unearned revenue	986	521

Total current liabilities	25,581	35,600

NON-CURRENT LIABILITIES:

Derivative financial instruments (Note 11)	3,335	4,491
Debt from related parties (Note 7)	-	920
Non-current portion of long term debt (Note 7)	84,258	79,606

Total non-current liabilities	87,593	85,017

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	113,174	120,617

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2017 and June 30, 2018	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 8,923,617 and 19,227,962 shares issued and outstanding at December 31, 2017 and June 30, 2018 (Note 9)	89	192
Additional paid-in capital	402,644	401,747
Accumulated deficit	(296,645)	(303,269)

Total stockholders' equity	106,089	98,671

Non-controlling Interests	1,185	-
Total equity	107,274	98,671

Total liabilities and stockholders' equity	220,448	219,288

F2

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVELOSSFOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2017	2018

REVENUES:

Revenues	$18,982	$19,683

EXPENSES:

Voyage expenses	496	492
Bareboat charter hire expenses	3,115	3,115
Amortization of prepaid bareboat charter hire	829	828
Other vessel operating expenses	6,596	7,135
Vessel depreciation (Note 4(b))	2,790	3,002
Management fees-related parties (Note 5)	3,126	4,254
Other operating gain, net	(914)	-
General and administrative expenses	3,502	4,358

Operating loss	(558)	(3,501)

OTHER INCOME (EXPENSES):

Interest and finance costs (including $143 and $361, respectively to related party)	(7,457)	(3,350)
Gain on financial instruments, net (Note 11)	1,057	130
Debt forgiveness	1,118	-
Interest income	-	98
Other, net	2	-

Total other loss, net	(5,280)	(3,122)

Net loss and comprehensive loss	(5,838)	(6,623)

Equity gains in unconsolidated joint ventures	-	4

Net loss attributable to common shareholders	(5,838)	(6,619)

Attributable to:
Common stock holders	(5,847)	(6,624)
Non-controlling interests	9	5

Loss per common share, basic and diluted (Note 10)	(10,422.45)	(0.42)

Weighted average common shares outstanding, basic and diluted	561	15,620,543

F3

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)
	Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares*	Par Value*	AdditionalPaid –in Capital*	AccumulatedDeficit attributable to common stockholders	Non-controlling interest	Total
BALANCE, December 31, 2016	-	-	31	-	328,762	(283,241)	-	45,521
Net (loss)/income				-	-	(5,847)	9	(5,838)
Issuance of common stock pursuant to convertible related party loans			4	-	2,040	-	-	2,040
Issuance of common stock pursuant to the Common Stock Purchase Agreement			3,485	-	28,623	-	-	28,623
Issuance of common stock pursuant to Series C convertible preferred shares conversions			10,839	-	3,153	-	-	3,153
Series C convertible preferred stock'sbeneficial conversion feature			-	-	7,500			7,500
Issuance of common stock due to exercise of warrants			2	-	487	-	-	487
Stock-based compensation			-	-	(8)			(8)
Excess of consideration over acquired assets			-	-	(9,309)	-	-	(9,309)
Issuance of common stock pursuant to Series B convertible preferred stock conversions reflected in Mezzanine equity			39	-	1,372	-	-	1,372
Issuance of Series D convertible preferred stock	100,000	-	-	-	1	-	-	1
Additional paid-in capital attributed to non-controlling interests			-	-	(1,124)	-	- 1,124	-
BALANCE, June 30, 2017	100,000	-	14,400	-	361,497	(289,088)	1,133	73,542

	Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares*	Par Value*	AdditionalPaid –in Capital*	AccumulatedDeficit attributable to common stockholders	Non-controlling interest	Total
BALANCE, December 31, 2017	100,000	1	8,923,617	89	402,644	(296,645)	1,185	107,274
Net (loss)/income						(6,624)	5	(6,619)
Issuance of common stock pursuant to the Common Stock Purchase Agreement (Note 9)			8,050,000	81	14,709			14,790
Issuance of common stock pursuant to the Equity Distribution Agreement (Note 9)			2,254,348	23	2,341			2,364
Stock-based compensation					(17)			(17)
Family Trading facility beneficial conversion feature (Note 7)					4,330			4,330
Excess of consideration over acquired assets (Note 1)					(22,260)			(22,260)
Purchase of 10% of M/T Stenaweco Elegance (Note 1)							(1,190)	(1,190)
Cancellation of fractional shares due to reverse stock splits			(3)	(1)				(1)
BALANCE, June 30, 2018	100,000	1	19,227,962	192	401,747	(303,269)	-	98,671

*Adjusted to reflect the reverse stock splits effected in March 2018 (see Note 9)

F4

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2017	2018
Cash Flows from Operating Activities:

Net Cash (used in)/ provided by Operating Activities	(1,206)	597

Cash Flows from Investing Activities:
Advances for vessels under construction	-	(20,591)
Vessel acquisitions(Note 4)	(43,755)	-
Purchase of 10% of M/T Stenaweco Elegance (Note 1)	-	(1,190)
Investments in unconsolidated joint ventures (Note 12)	(11,200)	(3,820)
Net Cash used in Investing Activities	(54,955)	(25,601)

Cash Flows from Financing Activities:
Proceeds from debt (Note 7)	23,350	9,184
Proceeds from short-term Notes(Note 7)	34,200	11,769
Proceeds from related party debt (Note 7)	2,958	5,280
Principal payments of debt(Note 7)	(4,560)	(5,010)
Prepayment of related party debt	(4,085)	-
Consideration paid in excess of purchase price over book value of vessels (Note 1)	-	(21,397)
Proceeds from issuance of Series C convertible preferred stock	7,500	-
Proceeds from warrant exercises	513	-
Proceeds from equity offerings	-	2,531
Equity offerings costs	(409)	(71)
Payment of financing costs	(949)	(578)
Net Cash provided by Financing Activities	58,518	1,708

Net increase/(decrease) in cash and cash equivalents and restricted cash	2,357	(23,296)

Cash and cash equivalents and restricted cash at beginning of year	5,594	30,613

Cash and cash equivalents and restricted cash at end of the period	7,951	7,317

Cash breakdown
Cash and cash equivalents	1,589	584
Restricted cash, current	1,270	1,326
Restricted cash, non-current	5,092	5,407

SUPPLEMENTAL CASH FLOW INFORMATION
Capital expenditures included in Accounts payable/Accrued liabilities	367	448
Consideration for purchase of net assets included in Due to related parties	-	863
Interest paid net of capitalized interest	2,303	2,557
Finance fees included in Accounts payable/Accrued liabilities	3	55
Offering expenses included in liabilities	719	152
Shares issued in exchange for converting debt, interest & finance fees	4,238	-
Settlement of Notes with common stock issued	29,306	14,810

The accompanying notes are an integral part of these consolidated financial statements.

F5

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively.The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.

As of June 30, 2018, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements as well as intermediary companies that are 100% subsidiaries of the Company that own shipowning companies.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

	Wholly owned Shipowning Companies with vessels in operation during six months ended June 30, 2018	Date of Incorporation	Country of Incorporation	Vessel
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy (acquired June 2014), sold January 2015
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution (acquired March 2014), sold March 2015
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence (acquired March 2014)
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant (acquired March 2014)
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet (acquired March 2014)
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	M/T Eco Revolution (acquired March 2014 )
7	Eco Seven Inc.	February 2017	Marshall Islands	M/T Stenaweco Elegance (acquired February, 2017)

	Wholly owned Shipowning Companies with vessels under construction during six months ended June 30, 2018	Date of Incorporation	Country of Incorporation	Vessel
8	Astarte International Inc.	April 2017	Marshall Islands	M/T Eco Palm Desert (contract acquired April 2017)
9	PCH77 Shipping Company Limited	September 2017	Marshall Islands	M/T Eco California (contract acquired November 2017)
10	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray (contract acquired January 2018)
11	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air (contract acquired January 2018)
12	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills (contract acquired January 2018)

As of June 30, 2018, the Company was the owner of 50% of outstanding shares of the following companies.

	Shipowning Companies	Date of Incorporation	Country of Incorporation	Vessel
1	City of Athens Inc.	November 2016	Marshall Islands	M/T Eco Holmby Hills (acquired June, 2017)
2	Eco Nine Inc.	March 2015	Marshall Islands	M/T Eco Palm Springs (acquired June, 2017)

F6

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the "SEC") on March29, 2018.
These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's  financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2018 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.

On January 31, 2018 the Company acquired:

a.
100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that has entered into a new building contract for a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker (M/T Eco Marina Del Ray or Hull No 8242)under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and scheduled for delivery during March 2019.  The Company has acquired the shares from an entity affiliated with the Company's Chief Executive Officer, for an aggregate purchase price of $3,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the seller for a firm duration of one year at a gross daily rate of $16, with a charterer's option to extend for two additional years at $17 and $18, respectively. In June 2018 the Company cancelled without penalty the abovementioned time charter and entered into a new 5 year time charter with Cargill International SA("Cargill") at a gross daily rate of $15.1.

b.
100% of the issued and outstanding shares of South California Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier (M/T Eco Bel Air or Hull No 874) under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during April 2019. The Company has acquired the shares from an entity affiliated with the Company's Chief Executive Officer for an aggregate purchase price of $8,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25, with a charterer's option to extend for two additional years at $26 and $27, respectively. In June the company cancelled without penalty the abovementioned time charter and entered into a new 3 year time charter with BP Shipping Limited at a gross daily rate of $25, with a charterer's option to extend for two additional years at $28 and $29.5, respectively.

c.
100% of the issued outstanding shares of Malibu Warrior Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier (M/T Beverly Hills or Hull No 875) under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during May 2019. The Company has acquired the shares from an entity affiliated with the Company's Chief Executive Officer for an aggregate purchase price of $8,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25, with a charterer's option to extend for two additional years at $26 and $27, respectively. In June 2018 the Company cancelled without penalty the abovementioned time charter and entered into a new 3 year time charter with BP Shipping Limited at a gross daily rate of $25, with a charterer's option to extend for two additional years at $28 and $29.5, respectively.

d.
10% of the issued and outstanding shares of Eco Seven Inc., a Marshall Islands company that owns M/T Stena Elegance, a high specification 50,000 dwt MR product/chemical tanker delivered in February 2017 at Hyundai Vinashin. The Company has acquired the shares from an entity affiliated with the Company's Chief Executive Officer for an aggregate purchase price of $1,600. As a result of the transaction the Company owns 100% of the issued and outstanding shares of Eco Seven Inc.

Each of the acquisitions was approved by a special committee of the Company's board of directors, (the "Transaction Committee"), of which all of the directors were independent.The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer.

The amount of the consideration given in excess of the historical carrying value of the net assets acquired is recognized as a reduction to the Company's additional paid in capital and presented as Excess of consideration over the carrying value of acquired assets in the Company's consolidated statement of stockholders' equity for the six months ended June 30, 2018. An analysis of the consideration paid is presented in the table below:

Consideration in cash	23,450
Less: Carrying value of net assets of companies acquired	1,190
Excess of consideration over acquired assets	22,260

F7

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.          Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's annual financial statements for the fiscal year ended December 31, 2017 which have been filed with the US Securities and Exchange Commission on Form 20-F on March29, 2018. There have been no changes to these policies in the six-month period ended June 30, 2018.
During the six-month period ended June 30, 2018, the Company adopted the following Accounting Standard Updates ("ASU"):

ASU 2014-09 Revenue from Contracts with Customers: On May 28, 2014, the FASB issued the ASU No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The Company elected to use the modified retrospective transition method for the implementation of this standard. The implementation of this standard did not have a material impact on the financial statements since the Company's revenues are generated from long term charters which are subject to ASU 2016-02.

ASU No. 2016-02, Leases: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires that lessees recognize assets and liabilities for leases with lease terms greater than twelve months in the statement of financial position and also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. The amendments are effective for fiscal years beginning after December 15, 2018. The Company has preliminarily evaluated the impact of the pending adoption of ASU 2016-02 on its consolidated financial statements on a modified retrospective basis, and currently expects that all of its operating lease commitments relating to bareboat chartered-in vessels will be subject to the new standard and will be recognized as operating lease liabilities and right-of-use assets upon its adoption, which will increase the Company's total assets and total liabilities that the Company reports relative to such amounts prior to adoption. As of June 30, 2018, the contractual obligations for the Company's bareboat chartered-in vessels were $23,064.

ASU 2016-15 Classification of certain cash payments and cash receipts: There was no impact from the adoption of this update as the classification of the related cash payments and cash receipts has always been reported as described in the ASU.

In June 2018, the FASB issued ASU 2018-07, "Compensation–Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting." This ASU expands the scope of Topic 718, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. Currently, nonemployee awards are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever can be more reliably measured. Under ASU 2018-07, equity-classified nonemployee awards within the scope of Topic 718 will be measured at grant-date fair value. The ASU simplified the accounting for share-based payments granted to nonemployees for goods and services, therefore guidance on such payments to nonemployees would be mostly aligned with the requirements for share-based payments granted to employees. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company doesn't believe this ASU will have a material impact on its financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company's condensed consolidated financial statements and accompanying notes.

3.          Going Concern:

At June 30, 2018, the Company had a working capital deficit of $30,224 and cash and cash equivalents of $584. As of June 30, 2018, the Company has remaining contractual commitments for the acquisition of its fleet totaling $189,337. Of this amount, $46,269 is payable in 2018 and $143,068by June30, 2019. Of the amount payable in 2018, an amount of $34,025 has been settled as of the date of issuance of these financial statements. As of June 30, 2018 the Company also has commitments under operating leases for the following twelve months amounting to $6,308.

As of June 30, 2018, the Company had available committed financing of $61,929 (Note 6 and 7), which increased to $72,069 in July 2018 when the Company entered into a senior facility with Alpha Bank for $10,140 and further increased to $80,517 in September 2018 when the Company entered into an amendment of the Amended Family Trading Credit Facility (see Note 13). Out of the $80,517, $18,590 refers to pre-delivery facilities and have to be repaid in the first quarter of 2019. The Company expects to finance its unfinanced capital commitments with cash on hand, operational cash flow, debt or equity issuances, or a combination thereof and other sources such as funds from the Company's controlling shareholder and CEO, Mr. Pistiolis, if required. If the Company is unable to arrange debt or equity financing for its newbuilding vessels, it will sell one or more of its vessels or newbuilding contracts. Hence the Company believes that it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. The accompanying unaudited interim condensed consolidated do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
F8

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4(a).          Advances for Vessels under construction:
An analysis of Advances for vessels under construction included in the accompanying unaudited interim condensed consolidated balance sheets is as follows:
Advances for vessels acquisitions / under construction
Balance, December 31, 2017	6,757
— Advances paid	19,930
—Capitalized expenses	1,076
Balance, June 30, 2018	27,763

4(b).          Vessels, net:
The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2017	164,694	(9,759)	154,935
— Depreciation	-	(3,002)	(3,002)
Balance, June 30, 2018	164,694	(12,761)	151,933

The Company's vessels have been mortgaged as security under its loan facilities (see Note 7).

5.          Transactions with Related Parties:

(a)
Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Executive Vice President).

The fees charged by Central Mare for the six month periods ended June 30,2017and 2018are as follows:

	Six MonthPeriod Ended June 30,
	2017	2018	Presented in:
Executive officers and other personnel expenses	1,200	1,200	General and administrative expenses - Statement of comprehensive loss
Amortization of awarded shares	-	(17)	Management fees - related parties - Statement of comprehensive loss
Total	1,200	1,183

On March 27, 2017 and January 2, 2018, the Company's board of directors granted to the Chief Executive Officer a bonus of $1,500 and $2,250 respectively, to be distributed at his own discretion to other executives.

(b)
Central Shipping Monaco SAM ("CSM") – Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a new letter agreement, or the New Letter Agreement, with CSM, a related party affiliated with the family of Evangelos J. Pistiolis, which detailed the services and fees for the management of the Company's fleet.

The fees charged by and expenses relating to CSM for the periods ended June 30, 2017 and 2018 are as follows:

F9

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
	Six Months Ended June 30,
	2017	2018	Presented in:
Management fees	34	-	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	1,081	1,159	Management fees - related parties -Statement of comprehensive loss
Supervision services fees	8	27	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	43	43	Vessel operating expenses -Statement of comprehensive loss
	15	15	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	88	113	Management fees - related parties -Statement of comprehensive loss
Financing fees	-	24	Short-term debt – Balance sheet
Commission for sale and purchase of vessels	707	1,749	Management fees - related parties -Statement of comprehensive loss
Commission on charter hire agreements	236	245	Voyage expenses - Statement of comprehensive loss
Performance incentive fee	1,250	1,250	Management fees - related parties -Statement of comprehensive loss
Total	3,462	4,625

For periods ended June 30, 2017 and 2018, CSM charged the Company newbuilding supervision related pass-through costs amounting to $109 and $386 respectively, that are not included in the table above.
F10

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

(c)
Vessel Acquisitions from affiliated entities: On January 31, 2018 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of the construction contracts of Eco Marina Del Ray, Eco Bel Air, Eco Beverley Hills and10% interest in M/T Stenaweco Elegance(see Note 1 and Note 4).

6.	Leases

A.	Lease arrangements, under which the Company acts as the lessee

Future minimum lease payments:

The Company's future minimum lease payments required to be made after June 30, 2018, relating to the bareboat chartered-in vessels M/T Stenaweco Energy and M/T Stenaweco Evolution and are as follows:

Year ending December 31,	Bareboat Charter Lease Payments
2018 (remainder)	3,167
2019	6,282
2020	6,299
2021	6,282
2022	1,034
Total	23,064

B.	Lease arrangements, under which the Company acts as the lessor

Charter agreements:

In the period ended June 30, 2018, the Company operated four vessels(M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Stenaweco Excellence and M/T Stenaweco Elegance) under time charters with Stena Bulk A/S,two vessels (M/T Eco Fleet and M/T Eco Revolution) under time charters with BP ShippingLimited ("BP") and one vessel (M/T Nord Valiant) under time charter with Dampskibsselskabet Norden A/S.

Furthermore the company has entered into time charter parties for its newbuilding vessels, namely with BP (M/T Eco Bel Air andM/T Eco Beverly Hills), Cargill (M/T Eco Marina Del Ray), Shell Tankers Singapore Private Limited (M/T Eco California)and Central Tanker Chartering Inc (M/T Eco Palm Desert).

Future minimum time-charter receipts, based on the vessels commitments to these non-cancellable time charter contracts, as of June 30, 2018, are as follows:

Year ending December 31,	Time Charter receipts
2018 (remainder)	21,350
2019	55,955
2020	62,857
2021	37,935
2022	11,612
2023	5,512
2024	1,329
Total	196,550

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future
F11

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

7.	Debt:

Details of the Company's credit facilities are discussed in Note 9 of the Company's Consolidated Financial Statements for the year ended December 31, 2017.

a.	Long-term debt

ABN Facility

As at June 30, 2018, the outstanding balance of the ABN facility is $50,350.The applicable three-month LIBOR as of June 30, 2018 was 2.36%.

NORD/LB Facility

As at June 30, 2018, the outstanding balance of the NORD/LB facility is $19,093.The applicable three-month LIBOR as of June 30, 2018 was 2.32%.

Alpha Bank Facility

As at June 30, 2018, the outstanding balance of the Alpha Bank facility is $21,350.The applicable three-month LIBOR as of June 30, 2018 was 2.33%.

AT Bank Senior Facility
The Company on June 1, 2018 signed a supplemental agreement with AT Bank that resulted in the decrease of the commitment fee from 2% to 1.3%, effective from March 6, 2018.
As of June 30, 2018, the Company has not drawn down any amounts under the AT Bank Senior Facility and therefore has an undrawn balance of $23,500 as at June 30, 2018, part of which will be used to settle  the AT Bank Predelivery Facility (see below) .
b.	Short-term debt

Unsecured Notes

On December 14, 2017, the Company entered into a note purchase agreement, or the Note Purchase Agreement, with Crede Capital Group, LLC (or Crede), an unaffiliated third party, pursuant to which the Company issued to Crede a $12,500 unsecured promissory note with revolving options for two additional $5,000 notes. On January 5, 2018, the Company amended the Note Purchase Agreement, pursuant to which the Company issued to Crede a second unsecured promissory note in the amount of $5,369 with a revolving option for an additional $4,631 note. The Company further amended the Note Purchase Agreement on February 8, 2018, pursuant to which the borrowing availability was increased under the agreement and a third unsecured promissory note was issued to Crede in the amount of $6,400. The Company refers to the three notes issued to Crede under the Note Purchase Agreement as the "Crede Notes."

The Crede Notes mature 24 months from the date of their issuance and bear interest at a rate of 2.0% per annum for the period of ninety days starting on the issuance date, (ii) 10.0% per annum for the period of ninety days starting on the date that is ninety days immediately following the issuance date and (iii) 15.0% per annum starting on the date that is one hundred eighty days immediately following the issuance date.The Notes also restrict the Company from redeeming, repurchasing or declaring any cash dividend or distribution on any of its capital stock (other than any obligations to do so outstanding as of the issuance dates of the Notes), as long as there are outstanding amounts under the Notes.

As of June 30, 2018, the first and second Crede Notes have been repaid in full and there remains $5,836 of outstanding indebtedness under the third Crede Note.
F12

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

AT Bank Predelivery Facility
The Company during the period ended June 30, 2018 drew down $7,494 under the AT Bank Predelivery Facility, to finance fourshipyard installments of M/T Eco Palm Desert.
The Company on June 1, 2018 signed a supplemental agreement with AT Bank that resulted in the decrease of the loan margin to 6.3% from 8.5% and in the decrease of the commitment fee from 4.25% to 0%, effective from March 6, 2018.
The applicable three-month LIBOR as of June 30, 2018 was 2.32%. As of June 30, 2018 the outstanding balance of the facility is $8,993 and has an undrawn balance of $0.
AT Bank Second Predelivery Facility
On June 1, 2018, the Company entered into a credit facility with AT Bank for $10,140 for the pre-delivery financing of M/T Eco California (the "AT Bank Second Predelivery Facility"). This facility can be drawn down in five tranches to finance in full the last five pre-delivery instalments of M/T Eco California due for payment between June and December 2018 and is repayable upon delivery of the vessel in January 2019.
The facility contains various covenants, including a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contains restrictions on the subsidiary that owns the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends.
The facility is secured as follows:

•	Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco California;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the subsidiary owning the newbuilding contract;

The AT Bank Second Predelivery Facility bears interest at LIBOR plus a margin of 6.3% (reduced to 6% from September 2018 onwards). The facility bears no commitment fee. The Company drew down $1,690 under the AT Bank Second Predelivery Facility in June 2018, to finance one shipyard installment of M/T Eco California and as of June 30, 2018 the outstanding balance of the facility is $1,690 and the facility has an undrawn balance of $8,450. The applicable three-month LIBOR as of June 30, 2018 was 2.30%.
c.	Long-term debt from related parties

Amended Family Trading Credit Facility

As of June 30, 2018, the outstanding amount under the Amended Family Trading Credit Facility is $5,280, excluding deferred finance fees of $170, and is included in Debt from related parties. The Company during the period ended June 30, 2018 has drawn $5,280,which resulted in a recognition of a debt discount of $4,330 according to the beneficial conversion feature ("BCF")guidance ASC 470-20. The intrinsic value of the BCF was determined as the proceeds received times the positive difference between the fair value of the stock on the commitment date and the conversion price formula of the facility. Debt discount is shown net of debt in the accompanying unaudited interim condensed consolidated Balance sheets, of which $140was amortized in the period ended June 30, 2018 and is included in Interest and finance costs in the accompanying unaudited interim condensed consolidated Statement of comprehensive loss and has an undrawn balance of $6,572 under the Amended Family Trading Credit Facility.

The commitment fees payable and interest payable are $142 and $27 respectively. Upon conversion of the principal, interest and fees outstanding as of June 30, 2018 at the Floor Price ($0.60), Family Trading would receive 8,800,000common shares.

As of June 30, 2018, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

d. Financing committed under sale and leaseback agreement

On June 29, 2018 the Company entered into a sale and leaseback agreement and a 5 year time charter with Cargill for its newbuilding vessel Eco Marina Del Ray (Hull No 8242) currently under construction at Hyundai Mipo Dockyard Co., South Korea. Consummation of the deal is expected to take place on the vessel's delivery date currently planned for March 2019. Following the sale, the Company will bareboat charter back the vessel at a bareboat hire of $8.6 per day and immediately put it on a five year time charter with Cargill. As part of this transaction, the Company has continuous options to buy back the vessel during the whole five year sale and leaseback period at purchase prices stipulated in the bareboat agreement depending on when the option is exercised and at the end of the five year period it has to buy it back for $22,680. The gross proceeds from the sale amount will be $32,400.

The abovementioned sale and leaseback transaction contains, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements.
F13

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

8.	Commitments and Contingencies:

Legal proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

On August 1, 2017, the Company received a subpoena from the U.S. Securities and Exchange Commission ("SEC") requesting certain documents and information in connection with offerings made by the Company between February 2017 and August 2017. The Company provided the requested information to the SECin response to that subpoena. On September 26, 2018 and on October 5, 2018 the Company received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena the Company received on August 1, 2017. The Company is providing the requested information to the SEC in response to that subpoena. The SEC investigation is ongoing and the Company continues to cooperate with the SEC in its investigation. The Company is unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC's investigation or its ultimate outcome might have on our financial position, results of operations or liquidity. Hence the Company has not established any provision for losses relating to this matter.

On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) the Company and two of its executive officers. The complaint is brought on behalf of an alleged class of those who purchased common stock of the Company between January 17, 2017 and August 22, 2017, and alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016 (JFB)(SIL)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder.  By order dated July 20, 2018, the court consolidated the two actions under docket no. 2:17-cv-04987 and appointed lead plaintiffs for the consolidated action. On August 3, 2018, one group of unsuccessful lead plaintiff movants filed a motion to reconsider the Court's July 20, 2018 order. That motion is pending. On September 18, 2018 the court-appointed plaintiffs filed a consolidated amended complaint . The amended complaint purports to be brought on behalf of shareholders who purchased the common stock of the Company between November 23, 2016 and April 3, 2018, makes allegations similar to those made in the original complaints, seeks similar reliefs as the original actions, and alleges that some or all the defendants violated sections 9, 10(b), 20(a), and/or 20A of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The court has stayed the deadline for defendants to respond to the consolidated amended complaints pending resolution of the motion to reconsider the court's July 20, 2018 lead plaintiff order.  The Company and its management believe that the allegations in the complaints are without merit and plan to vigorously defend themselves against the allegations.
Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Capital Expenditures under the Company's Newbuilding program:

The Company has remaining contractual commitments for the acquisition of its fleet totaling $189,337, including $17,985, $28,730, $32,420, $55,101and $55,101pursuant to newbuilding agreements for M/T Eco Palm Desert, M/T Eco California, M/T Eco Marina Del Rey, M/T Eco Bel Air and M/T Eco Beverley Hills respectively. Of these contractual commitments, $46,269 is payable in 2018 and $143,068 in 2019.

Environmental Liabilities:

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.
F14

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

9.	Common Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company's common stock, additional paid-in capital and dividends can be found in the Company's annual financial statements for the fiscal year ended December 31, 2017 which have been filed with the Securities and Exchange Commission on Form 20-F on March29, 2018.

Reverse stock split:On March 26, 2018, theCompany effected a 1-for-10 reverse stock split of its common stock respectively. There was no change in the number of authorized common shares of the Company. All number of share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company's Warrants,in these financial statements have been retroactively adjusted to reflect this reverse stock splits.

Second Crede Purchase Agreement: On December 11, 2017, the Company, entered into a second agreement withCrede, pursuant to which the Company can sell $25,000 of shares of its common stock, to Crede over a period of 24 months, subject to certain limitations (the "Second Crede Purchase Agreement"). In consideration for entering into the Second Crede Purchase Agreement, the Company issued $500 of shares of its common stock, to Crede as a commitment fee. Crede had no right to require any sales and is obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. No warrants, derivatives, or other share classes were associated with this agreement. During the period ended June 30, 2018, the Company had received proceeds,amounting to $14,810 and issued 8,050,000 common shares. The Company terminated the Second Crede Purchase Agreement on May 23, 2018.

Equity distribution agreement:On May 25, 2018, the Company, entered into an equity distribution agreement, or as is commonly known, an at-the-market offering, with Maxim Group LLC ("Maxim"), under which the Company may sell up to $14,250of its common stock with Maximacting as a sales agent over a period of 12 months (the "Maxim ATM"). Since Maximis acting solely as a sales agent, it has no right to require any common stock sales.. No warrants, derivatives, or other share classes are associated with this agreement. As of June 30, 2018, the Company had received proceeds (net of 2% fees), amounting to $2,531 and issued 2,254,348common shares.

Warrants:During the period ended June 30, 2018there were no warrant exercises and hence no common shares were issued.As of June 30, 2018 the Company had1,976,389 warrants outstanding relating to the follow-on offering of June 6, 2014, which entitle their holders to purchase 8,794,933 of the Company's common shares at an exercise price of $0.56, as it may be further adjusted. Furthermore since the issuance of the Series C shares in February 2017 constituted an issuance of Variable Price Securities (as defined in the Warrant Agreement) and that, pursuant to Section 2(d) of the Warrant Agreement, each holder shall have the right, but not the obligation, to, in any exercise of warrants, designate the Variable Price (as defined in the Warrant Agreement) at which the Series C shares are convertible, namely the lesser of: (i) $675,000 and (ii) 75% of the lowest daily VWAP of the Company's common shares over the twenty-one (21) consecutive trading day period ending on the trading day immediately prior to such date of determination, but in no event will the conversion price be less than $0.25.

Dividends: No dividends were paid to common stock holders in the period ended June 30, 2018.

10.	Loss Per Common Share:

All shares issued (including non-vested shares issued under the Company's stock incentive plans) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses.

The components of the calculation of basic and diluted earnings per share for the periods ended June 30, 2017 and 2018 are as follows:

	Six months ended June 30,
	2017	2018
Income:
Net loss attributable to common shareholders	(5,847)	(6,624)

Earnings per share:
Weighted average common shares outstanding, basic and diluted	561	15,620,543

Loss per share, basic and diluted	(10,422.45)	(0.42)

For the periods ended June 30, 2017 and 2018 no dilutive shares were included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.
F15

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of short and long termloans,Unsecured Notes, related party loan, accounts payable due to suppliers, amounts due from/to related parties, accrued liabilities,interest rate swaps and warrants granted to third parties.

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates relating to debt outstanding under the bank loans on which it pays interest based on LIBOR plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to the floating rate indebtedness, the Company has entered into interest rate swap agreements with ABN Amro Bank,NORD/LB Bank and Alpha Bank and might enter into more interest rate swap agreements in the future.

b)
Credit risk:Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities.The Company considers its creditworthiness when determining the fair value of its liquid assets.

The fair value of bank debt approximates the recorded value due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full term of the loans and, hence, bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthinessof both the financial instrument counterparty and the Company and, hence, they are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of warrants is determined using the Cox, Ross and Rubinstein Binomial methodology and hence are considered Level 3 items in accordance with the fair value hierarchy.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

Interest rate swap agreements
The Company has entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in LIBOR rates. The Company has entered into the following agreements with ABN Amro Bank, Nord/LB Bank and Alpha Bank relating to interest rate swaps, the details of which were as follows:
Agreement Date	Counterparty	Effective (start) date:	Termination Date:	Notional amount on effective date	Interest rate payable
June 3, 2016	ABN Amro Bank	April 13, 2018	Ju1y 13, 2021	$16,575	1.4425%
December 19, 2016	ABN Amro Bank	December 21, 2016	January 13, 2022	$20,700	2.0800%
December 19, 2016	ABN Amro Bank	December 21, 2016	August 10, 2022	$19,450	2.1250%
March 29, 2017	NORD/LB Bank	May 17, 2017	May 17, 2023	$21,139	2.1900%
March 29, 2018	Alpha Bank	March 29, 2018	February 25, 2025	$21,900	2.9700%

The fair value of the swaps was considered by the Company to be classified as Level 2 in the fair value hierarchy since their value was derived from observable market based inputs. The Company pays a fixed rate and receives a floating rate for these interest rate swaps. The fair values of these derivatives determined through Level 2 of the fair value hierarchy were derived principally from, or corroborated by, observable market data. Inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined.
F16

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Warrant liability
The Company's warrants outstanding as of December 31, 2017 and June 30, 2018, are recorded at their fair values. As of June 30, 2018the Company's derivatives consisted of 1,976,389warrants outstanding, issued in connection with the Company's follow-on offering that closed on June 11, 2014, as depicted in the following table:
Warrants Outstanding December 31, 2017	Warrant Shares Outstanding December 31, 2017	Term	Warrant Exercise Price	Fair Value – Liability December 31, 2017
1,976,389	2,134,501	5 years	$2.30	3,332

Warrants Outstanding June 30, 2018	Warrant Shares Outstanding June 30, 2018	Term	Warrant Exercise Price*	Fair Value – Liability June 30, 2018
1,976,389	8,794,933	5 years	$0.56	4,445
* Applying the Variable Exercise Price as applicable at June 30, 2018
Fair value of financial liabilities
The following table presents the fair value of those financial assets and liabilities measured at fair value on a recurring basis and their locations on the accompanying consolidated balance sheets, analyzed by fair value measurement hierarchy level:
		Fair Value Measurement at Reporting Date
As of December 31, 2017	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Non-current asset	394	-	394	-
Non-current liability	3,335	-	3	3,332
As of June 30, 2018
Non-current asset	1,760	-	1,760	-
Non-current liability	4,491	-	46	4,445

The following table sets forth a summary of changes in fair value of the Company's level 3 fair value measurements for the six months ended June 30, 2018:
Closing balance – December 31, 2017	3,332
Change in fair value of warrants, included in the consolidated statements of comprehensive loss	1,113
Closing balance – June 30, 2018	4,445

Derivative Financial Instruments not designated as hedging instruments:
The Company's interest rate swaps did not qualify for hedge accounting. The Company estimates the fair value of its derivative financial instruments at the end of every period and reflects the resulting unrealized gain or loss during the period in Gain/(loss) on derivative financial instruments in the statement of comprehensive loss as well as presenting the fair value at the end of each period in the balance sheet.
The major unobservable input in connection with the valuation of the Company's warrants is the volatility used in the valuation model, which is approximated by yearly historical observations of the Company's share price. The yearly historical volatility that has been applied in the warrant valuation as of June 30, 2018 was 246%. A 5% increase in the volatility applied would lead to an increase of 2.9% in the fair value of the warrants. The fair value of the Company's warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.
Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2017	Fair Value at June 30, 2018	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Value December 31, 2017	Value June 30, 2018
Warrants	3,332	4,445	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	233%	246%

F17

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive loss are presented below:

	Amount of gain recognized in Statement of comprehensive loss located in gain on Derivate Financial Instruments
	June 30, 2017	June 30, 2018
Interest rate swaps- change in fair value	(388)	1,324
Interest rate swaps– realized loss	(234)	(81)
Warrants- change in fair value	1,679	(1,113)
Total	1,057	130

12.	Investments in unconsolidated joint ventures

During the period ended June 30, 2018 the Company advanced $2,243 to Eco NineInc to cover upcoming newbuilding installments and $833 to City of Athens Inc and $744 to Eco NineInc respectively to cover predelivery expenses, financing related expenses and to establish debt service reserves.

On March 12, 2018 City of Athens and in Eco Nine entered into a loan agreement withABN Amro Bank for a senior debt facility of $35,900 to fund, the delivery of M/T Eco Holmby Hills and M/TEco Palm Springs ($17,948and $17,952 respectively). The loan is payable in 20 consecutive quarterly installments of$299 per vessel, commencing three months from draw down, and a balloon payment of $11,965 and $11,968M/T Eco Holmby Hills and M/TEco Palm Springs respectively, payable together with the last installment. The credit facility bears interest at LIBOR plus a margin of 2.90%.

On March 15, 2018, City of Athens took delivery of M/T Eco Holmby Hills, a 50,000dwt newbuilding product/chemical tanker constructed at the Hyundai Mipo Vinashin shipyard. On March 20, 2018the vessel commenced its' time charter agreement with Clearlake Shipping Pte Ltd.

On May23, 2018, Eco Nine Inc took delivery of M/T Eco Palm Springs, a 50,000dwt newbuilding product/chemical tanker constructed at the Hyundai Mipo Vinashin shipyard. On May26, 2018the vessel commenced its time charter agreement with Clearlake Shipping Pte Ltd.

13.	Subsequent Events

On July11, 2018, the Company entered into a credit facility with Alpha Bank for $10,140 for the pre-delivery financing of M/T Eco Marina Del Ray. This facility can be drawn down in five tranches to finance in full the last five pre-delivery instalments of M/T Eco Marina Del Ray due between July2018 and February 2019. The facility is repayable on delivery of the vessel in March 2019.
The facility contains restrictions on the subsidiary that owns the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends if the latter would result in an event of default.
The facility is secured as follows:

•	Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco Marina Del Ray;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the subsidiary owning the newbuilding contract;

The facility bears interest at LIBOR plus a margin of 4.25%and a commitment fee of 1% per annumis payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. The Company drew down $1,690 under the facility in July 2018, to finance one shipyard installment of M/T Eco Marina Del Ray.
On July 23, 2018, the Company terminated the Maxim ATM.
On September 7, 2018 the Company took delivery of M/T Eco Palm Desert, a 50,000dwt newbuilding product/chemical tanker constructed at the Hyundai Mipo Vinashin shipyard. The vessel was partially financed by the AT Bank Senior Facility.
F18

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

On September 11, 2018 the Company obtained non-binding credit committee approval from a major Chinese leasing company for up to $92,500 via sale and leaseback agreements (the "SLB Agreements") for its Suezmax newbuilding vessels with hull numbers 874 and 875, currently under construction at Hyundai Samho Heavy Industries Co., Ltd. in South Korea. The Company is currently negotiating the final terms of the SLB Agreements. Under the proposed terms of the SLB Agreements, the vessels will be sold when they are delivered from the shipyard, which is currently planned for April and May of 2019, respectively. The proposed SLB Agreements include pre and post-delivery financing and have a term of seven years. The Company has continuous options to buy back the vessels after the three year anniversary of each vessel's delivery up until the expiry of the SLB Agreements but no purchase obligation.
On September 27, 2018, the Company and Family Trading adopted an amended and restated version of the Amended Family Trading Credit Facility (the "Amended and Restated Family Trading Credit Facility") in order to, among other things, set the repayment date of the facility to December 31, 2019, increase the maximum borrowing capacity of the facility to $20,000, increase the interest rate to 12%, reduce the commitment fee to 2% and increase the arrangement fee to 5%. As of the date of issuance of these financial statements the balance of the Amended and Restated Family Trading Credit Facility is $17,367.

F19